August 31, 2005

Margaret Fitzgerald, Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549


RE:      Service 1st Bancorp
         Form 10-ksb for Fiscal Year Ended December 21, 2004
         Filed March 31, 2005
         File No, 000-50323


Dear Ms. Fitzgerald,

This is in response to the fax that we received from you dated August 25, 2005.

In accordance with your recommendation we will be revising future filings for Form 10-KSB to incorporate the disclosure requirements that you addressed in your fax.

The following footnote disclosure is our proposed change to the information contained on page 43 of the Company's 10-KSB filed on March 31, 2005.


                           December 31, 2004 and 2003


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Loans
-----

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Deferred loan origination fee income and direct loan origination costs are amortized to interest income over the life of the loan using the interest method. Interest on loans is accrued to income daily based upon the outstanding principal balances.

Loans for which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on such loans is discontinued when there exists a reasonable doubt as to the full and timely collection of either principal or interest or when principal or interest is past due 90 days, based on the contractual terms of the loan. Income on such loans is then only recognized to the extent that cash is received and where the future collection of principal is probable. Accrual of interest is resumed only when principal and interest are brought fully current and when such loans are considered to be collectible as to both principal and interest.

For impairment recognized in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

The Company has adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

To calculate the gain (loss) on sale of loans, the Company's investment in the loan is allocated among the retained portion of the loan, the servicing retained, the interest-only strip and the sold portion of the loan, based on the relative fair market value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan. That portion of the excess servicing fees that represent contractually specified servicing fees (contractual servicing) are reflected as a servicing asset. Servicing assets are amortized over an estimated life using a method that is in proportion to the estimated future servicing income; in the event future prepayments exceed Management's estimates and future expected cash flows are inadequate to cover the unamortized servicing asset, additional amortization would be recognized. The portion of servicing fees in excess of the contractual servicing fees is reflected as interest-only (I/O) strips receivable, which are classified as available for sale and are carried at fair value.

Loans Held for Sale
-------------------

Mortgage loans and SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

The only loans originated by the Company for sale in the secondary market are government guaranteed loans such as SBA loans. The Bank retains the unguaranteed portion of the loan on its books and intends to hold that portion of the loan to maturity. The guaranteed portion of the loan is immediately sold in the secondary market for which the Company receives a premium and servicing revenue that will be recognized on these sold loans. The Company doesn't inventory these loans on its books for subsequent sales. There were no unsold guaranteed loans available for sale at December 31, 2004 or 2003. The guaranteed portion of the loans sold were sold without recourse.

The following additional footnote disclosure will be added to the Company's Loan footnote commencing on page 49 of the Company's Form 10-KSB filed on March 31, 2005.

The Bank also originated mortgage and SBA loans and under its Section 7a program and sales the guaranteed portions of those loans to institutional investors. Funding for the Section 7a program depends on annual appropriations by the U.S. Congress.

At December 31, 2004 and 2003, the Bank was servicing approximately $6,737,837 and $4,547,574, respectively, in loans previously sold. A summary of the changes in the related servicing assets and interest-only strips receivable are as follows:

                                                  Servicing Assets
                                            ----------------------------
                                                2004            2003
                                            ------------    ------------

Balance at beginning of year                $     93,185    $     46,836
Increase from loan sales                          74,922          57,925
Amortization charged to income                   (30,147)        (11,576)
Change in valuation allowance                         --              --

                                            ------------    ------------
Balance at end of year                      $    137,960    $     93,185
                                            ============    ============


                                                    Interest-Only
                                                       Strips
                                                      Receivable
                                            ----------------------------
                                                 2004           2004
                                            ------------    ------------
Balance at beginning of year                $     70,946    $     20,946
Increase from loan sales                         135,150          56,744
Amortization charged to income                   (25,834)         (6,744)
Writedowns                                            --              --

                                            ------------    ------------
Balance at end of year                      $    180,262    $     70,946
                                            ============    ============

The estimated fair value of the servicing assets approximated the carrying amount at December 31, 2004 and 2003 Fair value is estimated by discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates over the expected lives of the loans being serviced. Management has estimated the expected life of these loans to be approximately 25% to 30% of the remaining life at the time of sale. For purposes of measuring impairment, the Bank has identified each servicing asset with the underlying loan being serviced. A valuation allowance is recorded where the fair value is below the carrying amount of the asset. At December 31, 2004 and 2003, the Bank had no valuation allowances.

The Bank may also receive a portion of subsequent interest collections on loans sold that exceed the contractual servicing fee. In that case the Bank records an interest-only strip based on the relative fair market value of it and the other components of the loan. At December 31, 2004 and 2003, the Bank had interest-only strips of $180,262 and $70,946, respectively, which approximates fair value. Fair value is estimated by discounting estimated future cash flows from the interest-only strips using assumptions similar to those used in valuing servicing assets.

The Consolidated Statement of Cash Flows shown on the next page will reflect the new format and replace the Consolidated Statements of Cash Flows on page 41 of the Company's Form 10-KSB filed on March 31, 2005.


                       SERVICE 1ST BANCORP AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the years ended December 31, 2004 and 2003

                                                                             2004            2003
                                                                         ------------    ------------
Cash flows from operating activities:
   Net income                                                            $  1,413,978    $    373,242
   Adjustments to reconcile net income to net cash
     Provided by operating activities:

       Provision for loan losses                                              125,000         250,000

       Depreciation and amortization                                          186,937         172,319
       Gain on sale of securities                                              (9,774)        (20,141)
       Gain on sale of loans                                                 (316,032)       (238,160)
            Loans originated for sale                                      (3,025,797)     (2,650,899)
            Proceeds from loans sales                                       3,341,830       2,901,471
       Amortization and accretion on securities                               431,095         566,713
       Earnings on cash surrender value life insurance, net                   (98,262)        (39,046)
       Decrease (increase) in accrued interest                                 32,393        (214,488)
       Increase in other assets                                              (869,697)       (252,144)
       Increase in accrued interest and other liabilities                     586,516        (164,714)
                                                                         ------------    ------------
   Net cash provided by operating activities
                                                                            1,798,187         684,153

Cash flows from investing activities:
   Purchases of securities available for sale                             (41,530,276)    (56,851,387)
   Proceeds from sales of securities available for sale                       995,156       4,087,407
   Proceeds from maturities and calls of securities available for sale     33,687,830      31,201,766
   Purchases of securities held to maturity                                        --        (605,119)
   Proceeds from maturities and calls of securities held to maturity        1,092,744       1,659,233
   Increase in loans                                                      (15,946,941)    (11,120,111)
   Proceeds from sales of loans                                             3,341,830       2,901,471
   Purchase of certificates of deposit at other banks                        (345,000)             --
   Purchase of bank owned life insurance                                           --      (2,194,000)
   Purchases of premises and equipment                                        (96,204)       (105,718)
                                                                         ------------    ------------
   Net cash used by investing activities                                  (22,142,691)    (31,026,458)

Cash flows from financing activities:
   Net increase in demand, interest-bearing deposits, and savings          21,507,920      20,299,521
   Net increase in time deposits                                           (1,020,415)      6,600,132
   Cash paid for fractional shares                                             (2,085)             --
   Proceeds from sale of common stock, net of costs                         4,412,480              --
   Stock options exercised                                                     97,493              --
   Net change in other borrowings                                            (248,061)        248,061
                                                                         ------------    ------------

   Net cash from financing activities                                      24,747,332      27,147,714
                                                                         ------------    ------------

Net increase (decrease) in cash and cash equivalents                        4,402,828      (3,445,163)

Cash and cash equivalents at beginning of year                              6,639,537      10,084,700
                                                                         ------------    ------------

Cash and cash equivalents at end of year                                 $ 11,042,365    $  6,639,537
                                                                         ============    ============

Supplemental disclosures of cash flow information:
   Interest                                                              $  1,849,330    $  1,550,306
   Income taxes                                                          $         --    $     33,594

The accompanying notes are an integral part of these consolidated statements.

The Company acknowledges the following items:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


Please contact me if you have any questions.


By:  /s/ ROBERT E. BLOCH
     ---------------------------------------
     Robert E. Bloch
     Executive Vice President and
     Chief Financial Officer